Exhibit 99.17

Investor Contact:	Media Contact:
Larry Dennedy/Bob Sandhu	Denise DesChenes/Kara Findlay
MacKenzie Partners, Inc.	Citigate Sard Verbinnen
(212) 929-5500	(212) 687-8080
HIGHLAND SENDS LETTER TO MOTIENT STOCKHOLDERS CRITICIZING
PROPOSED DIRECTOR SLATE AND TRANSACTION WITH SKYTERRA
Calls on Fellow Stockholders to Replace Motient’s Board of Directors

     DALLAS, TX, May 24, 2006 – Highland Capital Management, L.P. announced today that it is mailing the following letter to Motient Corporation (PINK: MNCP) stockholders criticizing Motient’s proposed transaction with SkyTerra Communications, Inc. (OTCBB: SKYT):
May 24, 2006
Dear Fellow Motient Stockholder:
As you are probably aware, Highland Capital Management, L.P. and its affiliates (“Highland”) are seeking to replace the current Board of Directors of Motient Corporation (“Motient”) with a full slate of experienced, ethical, and independent directors who will bring in new management and achieve the greatest value and best use of Motient’s assets for the benefit of all Motient stockholders. Highland is asking for your support.
Motient recently announced that five of its existing directors, including the current Chairman, will not be standing for re-election at the upcoming annual meeting of stockholders. Motient also announced its six director candidates for election at the annual meeting. We believe that these announcements are in response to actions we have taken to publicize the degree to which Motient is being mismanaged and to effectuate change at the Motient Board level. However, we do not believe that the outgoing directors, given their past actions, should be trusted to act in the stockholders’ best interest in selecting a new slate to manage Motient. It appears to us highly unlikely that the election of such a slate would put an end to Motient’s long history of mismanagement, particularly since senior management will remain the same.
Shortly after its announcements regarding directors, Motient announced that it had entered into definitive agreements with SkyTerra Communications, Inc. (“SkyTerra”) to consolidate the ownership and control of Mobile Satellite Ventures, LP (“MSV”) and its general partner under SkyTerra, and to increase Motient’s ownership of TerreStar Networks, Inc. (“TerreStar”). For reasons set forth below, we believe this proposed consolidation transaction is not in the best interest of Motient stockholders and is certainly not an appropriate action for Motient’s current “lame duck” Board. This proposed transaction will significantly impact the future of Motient for all stockholders — a future of which the outgoing directors who proposed this deal have signaled they want no part.
ELECTING MOTIENT’S PROPOSED SLATE IS NOT IN YOUR BEST INTEREST
Motient’s proposed slate of directors is unlikely to effect badly-needed changes to the Motient Board’s longstanding approach to managing Motient. In particular, we note that:
•	According to Motient’s public filings, Motient continues to maintain significant relationships with Capital & Technology Advisors, Inc. (“CTA”), Motient’s longtime consultant. Christopher Downie, a former CTA consultant, continues to serve as Motient’s highest ranking officer. Moreover, Motient has indicated in its public filings that it has been paying CTA a monthly consulting fee of $100,000.
•	Two of the six Motient director nominees, Robert Brumley and Raymond Steele, have backgrounds which suggest close ties to Motient’s outgoing directors and/or current management. Specifically, according to Motient’s public filings:
•	Mr. Brumley is currently President and Chief Executive Officer of Motient’s TerreStar subsidiary;
•	Mr. Steele currently serves with Steven Singer, Motient’s outgoing Chairman of the Board, on the boards of directors of 1) Globix Corporation, a public company that, like Motient, engages CTA as a paid consultant, and 2) American Banknote Corporation.
•	The outgoing directors, which comprise one-half of the current Board, appear to have played a key role in selecting Motient’s slate.
WE STRONGLY OPPOSE MOTIENT’S PROPOSED DEAL WITH SKYTERRA
We believe that the proposed deal — which sells a majority of Motient’s stake in MSV to SkyTerra, and by so doing gives SkyTerra control of MSV — is structurally and financially flawed and raises serious governance concerns. Consider these factors about the proposed deal, which will materially change Motient and its business without a stockholder vote:
Serious structural and economic flaws:
•	Motient AND its stockholders will suffer a substantial tax charge. According to Motient’s press release, the proposed deal is taxable to Motient and will require payment by Motient of an estimated $50-80 million in corporate taxes, or about $1 per outstanding share of common stock. The press release also indicates that the distribution of SkyTerra shares acquired in the proposed transaction will be taxable to receiving Motient stockholders.

•	No evidence Motient stockholders will receive a control premium for MSV. It is common practice to receive a premium for exchange of control in an entity. However, based on our review of the transaction documents, despite the fact that Motient is handing control of MSV to SkyTerra, we have seen no evidence that Motient stockholders will receive a control premium. We believe that Motient stockholders are entitled to a substantial premium in return for providing control of MSV to SkyTerra.
•	Motient stockholders are exchanging direct ownership for indirect ownership of MSV. This proposed deal exchanges consolidated direct ownership of MSV by Motient, a valuable asset, for no cash and indirect ownership of MSV through SkyTerra.
•	Buy high, sell low? The implied valuation for MSV in this proposed transaction of $1.86 billion according to a recent industry analyst report[1] is very different than that which we understand was used by Motient management with respect to the failed roll-up transaction Motient proposed last fall. Based on our calculations, it appears management has now signed a deal to sell Motient’s interest in MSV at a discount of nearly 45% to the price they were planning to buy SkyTerra’s interest in MSV just ten months ago. It is prudent to buy low and sell high, not the opposite.
Grave governance concerns:
•	No stockholder approval. This proposed transaction radically transforms Motient, but it appears to have been deliberately structured to avoid a stockholder vote despite the fact that the annual meeting of Motient stockholders is just two months away. Why wouldn’t the Motient Board submit such a fundamentally important transaction for a stockholder vote?
•	Motient receives minimal representation on SkyTerra Board. Despite owning 57% of SkyTerra after the completion of the transaction, Motient will only have the right to propose one of seven directors on the SkyTerra Board of Directors.
•	Limited disclosure and little transparency. A deal this significant and complex should be thoroughly and clearly explained to stockholders, yet Motient leaves many questions unanswered. How were valuations determined? Was a fairness opinion obtained? If not, why? Were other deals considered, such as a tax-free spin-off of MSV or buying out the minority MSV investors to gain majority ownership in both entities? If so, why were they rejected? Sadly, we do not expect Motient to provide answers to these questions, despite the fact that this is a fundamentally important transaction and Motient is facing a contested director election. If this deal were structured such that stockholder approval was necessary, Motient likely would have been required to describe the proposed transaction in much greater detail. Motient stockholders deserve more information.
•	Motient management benefits at stockholders’ expense. The proposed transaction apparently continues what we see as a pattern – Motient insiders, and in this case management, reaping financial benefits at stockholders’ expense. For example, according to Motient’s public filings, Mr. Downie, the most senior Motient officer, was granted 125,000 shares of restricted stock last November that apparently will fully vest

1 From a report published by Jeffries & Co. on May 15, 2006. We note that neither the author nor publication cited herein have consented to the use of such report as proxy soliciting materials.

upon the closing of this transaction, a gain of well over $2 million at Motient’s current stock price. Motient’s Board awarded Mr. Downie this restricted stock at a time when management had already proposed a transaction that apparently would have triggered the vesting of these shares upon closing. Additionally, Mr. Downie’s employment agreement specifically provides that such a transaction by Motient also apparently triggers the acceleration of his TerreStar options.
•	Deal approved by “lame duck” Board. This deal appears to be the last gasp of directors who we believe have long been engaged in questionable transactions, and will not stand for re-election to avoid facing a stockholder referendum on their past actions.
WHY THIS DEAL? WHY THIS STRUCTURE? WHY NOW?
Why undertake such an ill-conceived transaction? Why now, before a contested director election? Why not allow stockholders to vote on the deal? And why would the newest Board members, who are four of the six directors on Motient’s slate for re-election, be willing to approve such a deal?
We believe that Motient stockholders are entitled to full disclosure from the Board about this proposed transaction. Specifically, we believe that stockholders are entitled to know 1) how Motient’s ownership interest in MSV was valued, 2) whether or not Motient is receiving a control premium and 3) why Motient and its stockholders are left to bear a substantial tax burden.
DON’T PUT YOUR INVESTMENT AT FURTHER RISK:
ELECT AN INDEPENDENT, EXPERIENCED AND RESPONSIBLE BOARD
Highland is the largest beneficial owner of Motient common stock, having first invested in Motient before it emerged from bankruptcy, and having participated in every equity transaction to date. We are long-term investors who believe Motient has tremendous potential, but we are convinced, based on the actions and conflicts of the Board and management, that Motient will never realize its enormous potential unless the current Board is completely removed. Please support our efforts to elect independent, principled and highly experienced directors who we believe will:
•	Recruit a better management team with relevant expertise;
•	Thoroughly examine the multiple options/opportunities for value creation;
•	Help management successfully navigate market and regulatory challenges;
•	Implement a well-considered strategic plan to achieve the highest and best use of Motient’s unique spectrum assets; and
•	Communicate effectively with Motient stockholders regarding transactions that are of material importance to their investment.
We have nothing against strategic transactions. However, we believe such transactions should make the best use of Motient’s valuable assets in order to maximize the benefit of all Motient stockholders. We firmly believe this proposed deal, like the recently abandoned roll-up transaction, does not maximize the benefit of Motient stockholders, and Motient’s proposed slate of directors is unlikely to best serve the interests of Motient stockholders. Please stand with us, voice your opposition to the proposed transaction, and elect new directors who will realize Motient’s great potential for your benefit.
Thank you for your careful consideration.
Sincerely,

James D. Dondero	Niles K. Chura
President of the General Partner	Portfolio Manager
Highland Capital Management, L.P.	Highland Capital Management, L.P.
IMPORTANT INFORMATION
HIGHLAND CAPITAL STRONGLY ADVISES ALL SECURITY HOLDERS OF MOTIENT TO READ ITS PROXY OR CONSENT STATEMENT WHEN AND IF IT BECOMES AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY OR CONSENT SOLICITATION. INVESTORS CAN GET THE PROXY OR CONSENT STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS, WHEN AND IF AVAILABLE, FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, ANY SUCH PROXY OR CONSENT STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS, WHEN AND IF AVAILABLE, WILL BE AVAILABLE FOR FREE FROM THE PARTICIPANTS BY CONTACTING HIGHLAND CAPITAL’S SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL-FREE NUMBER: (800) 322-2885, OR BY COLLECT CALL AT (212) 929-5550.
INFORMATION CONCERNING THE IDENTITY OF THE POTENTIAL PARTICIPANTS IN ANY SUCH POTENTIAL PROXY OR CONSENT SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS CONTAINED IN EXHIBIT 1 TO THE SCHEDULE 14A FILED BY HIGHLAND CAPITAL WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 8, 2006 WITH RESPECT TO MOTIENT. THAT SCHEDULE 14A IS CURRENTLY AVAILABLE FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE. Security holders of Motient can also obtain information concerning the identity of the potential participants in any such potential proxy or consent solicitation and a description of their direct or indirect interests, by security holdings or otherwise, for free by contacting Highland Capital’s solicitor, MacKenzie Partners, Inc., at its toll-free number: (800) 322-2885, or by collect call at (212) 929-5550.

About Highland Capital Management, L.P.
Based in Dallas, with offices in New York and London, Highland Capital Management, L.P. is an SEC-registered investment adviser specializing in credit and alternative investment investing. Highland Capital currently manages over $25 billion in leveraged loans, high yield bonds, structured products and other assets for banks, insurance companies, pension plans, foundations, and high net worth individuals.
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